Exhibit 99.1

IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free 1-888-IMG-9999 website: www.iamgold.com ● E-mail: info@iamgold.com

TSX Trading Symbol: AMEX Trading Symbol: Total Shares Outstanding: Fully Diluted: 52-Week Trading Range:	IMG IAG 145.6MM 151.6MM Cdn$5.75 - $10.99

FOR IMMEDIATE RELEASE: November 8, 2004	No. 36/04

IAMGOLD REPORTS ADDITIONAL HIGH-GRADE INTERSECTIONS FROM ITS
QUIMSACOCHA PROJECT, ECUADOR

Toronto, Ontario: November 8, 2004 - IAMGOLD is pleased to release the results of additional high grade intersections from a further 12 diamond drill holes on its Quimsacocha epithermal gold exploration project in Ecuador.

Joe Conway, President and CEO of IAMGOLD commented on the continued high grade intersections from the Quimsacocha project, stating: The wholly owned Quimsacocha project is one of the most exciting exploration projects this Company has invested in since the discovery of Sadiola. During 2004 alone, we will spend US$2.3 million and will have completed over 12,000 metres of exploration drilling. Quimsacocha has a large alteration footprint of 40 square kilometres yet the high grade drill intersections reported to date are only within one square kilometer. The known mineralization remains open in all directions. During the rest of 2004 we will report on at least another 12 drill holes as we test the expansion of the currently known mineralized area. In 2005, we will likely spend at least as much as the 2004 program with a focus on surface and likely underground drilling. The exploration program for next year will be set once the results from the fourth quarter drilling are known.

Discussion of Exploration Results

On August 10, 2004 IAMGOLD announced some initial high grade intersections from its 100%-owned, 10,000 hectare Quimsacocha property in southern Ecuador, located 40 kilometres southwest of the city of Cuenca. One drill hole in particular, hole 122, returned a 101 metre intersection grading 9.5 grams/tonne (g/t) gold and 46.7 g/t silver on the property (core length, not true width).

The Quimsacocha property has the potential for the discovery of an epithermal gold deposit with significant silver and copper mineralization. The targets being drill-tested lie in an intensely altered volcanic sequence which has been cut by a four kilometre diameter intrusive pipe complex. Since the August press release an additional 4,200 metres of diamond drilling has been carried out in 12 holes.

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The highlights of the recent phase of the diamond drill program include:

•	Hole 124 intersecting:
	¡	6.0 metres averaging 34.8 g/t gold, 88.3 g/t silver and 2.2% copper
	¡	4.0 metres averaging 13.0 g/t gold, 22.2 g/t silver and 0.3% copper
	¡	15.9 metres averaging 31.1 g/t gold, 130.0 g/t silver and 2.4% copper

•	Hole 125 intersecting:
	¡	2.2 metres averaging 11.3 g/t gold, 30.2 g/t silver and 0.1% copper.

•	Hole 127 intersecting:
	¡	2.2 metres averaging 19.0 g/t gold, 67.5 g/t silver and 0.2% copper

•	Hole 128 intersecting:
	¡	22.0 metres averaging 8.9 g/t gold, 60.5 g/t silver and 0.9% copper

•	Hole 129 intersecting:
	¡	22.9 metres averaging 7.9 g/t gold, 91.1 g/t silver and 0.6% copper

•	Hole 130 intersecting:
	¡	4.3 metres averaging 9.8 g/t gold, 54.8 g/t silver and 0.4% copper
	¡	3.0 metres averaging 8.1 g/t gold, 11.1 g/t silver and 0.0% copper

•	Hole 133 intersecting:
	¡	5.6 metres averaging 10.4 g/t gold, 115.2 g/t silver and 0.8% copper

•	Hole 134 intersecting:
	¡	28.8 metres averaging 4.8 g/t gold, 72.8 g/t silver and 0.5% copper

A total of 19,800 metres in 63 holes have been drilled by IAMGOLD on the Quimsacocha property, including the 4,200 metres in the 12 holes reported in this press release. The D1 area of the Quimsacocha property is the primary focus. Drilling to date in the D1 zone has outlined an area 700 metres by 1,000 metres hosting a large hydrothermal system that produced the extensive alteration of the area and is believed to be responsible for the deposition of the high grade gold and silver mineralization which at times is accompanied by high grade copper mineralization. The vein structures in which the mineralization is hosted are complex and of diverse geometry but remain open along strike and at depth.

The geological model on which the exploration program is based is evolving as new data becomes available. The main targets continue to be high-grade veins, however several of these high-grade zones occur in unusually broad bodies of lower-grade mineralization (typically tens of metres thick with average grades of more than 2 g/t gold) at vertical depths of 150 metres or more below surface. The existence of these lower-grade zones is compatible with the interpretation of the results from a geophysics survey. As the topography in the area of these broad lower-grade zones drops away quite sharply (example: hole 127, the most easterly hole in which the lower-grade zones have been encountered, intersected lower-grade at a vertical depth of only about 25 metres) there is the possibility that parts of the currently known area of mineralization within the D1 zone will be amenable to open pit mining (See fig. 1). A fence line of three drill holes has been started in order to further test the correlation between the conductor and the broad lower-grade mineralization.

A second diamond drill rig commenced drilling on the property in late August with the objective of continuing to test the extensions of these veins and assist in the interpretation of the structures. The current drill program is expected to continue until December 2004 in an attempt to further expand the currently known extent of the mineralized zone within the larger alteration footprint.

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A list of significant intersections from the 2004 Quimsacocha drill program are given in the following table.

2004 Drill Results - Quimsacocha Project, Ecuador

Hole	From	To	Length**	Gold	Silver	Copper

	(m)	(m)	(m)	(g/t)	(g/t)	(%)

109	219.2	225.0	5.8	13.9	181.0	3.6
and	243.0	341.0	98.0	1.5	11.8	0.1

111	188.0	191.6	3.6	1.1	3.8	0.0
and	240.0	273.8	33.8	3.2	38.5	0.6

112	298.1	330.7	32.6	2.0	2.2	0.1
and	374.6	412.1	37.5	7.8	14.9	0.8
including	374.6	383.7	9.1	24.7	52.9	2.4
including	383.7	412.1	28.4	2.3	2.6	0.2

113	80.7	115.4	34.7	0.9	4.6	0.3

115	207.0	222.0	15.0	2.1	5.7	0.1
including	212.8	217.0	4.2	3.3	4.0	0.1
and	256.0	267.0	11.0	1.3	3.7	0.2

116	7.7	39.5	31.8	1.1	9.9	0.2

117	83.8	260.6	77.2	0.6	3.2	0.1

118	347.5	359.5	12.0	2.0	2.2	0.2

121	206.0	207.5	1.5	19.3	74.1	0.3

122	134.9	236.3	101.4	9.5	46.7	0.4
including	134.9	142.0	7.1	17.0	77.7	0.6
including	149.9	160.9	11.0	17.0	64.9	0.3
including	166.9	172.5	5.6	15.9	56.8	2.0
including	175.8	201.0	25.2	14.4	47.1	0.3

123*	226.0	264.1	38.1	2.1	15.1	0.3

124*	56.0	62.0	6.0	34.8	88.3	2.2
and	85.4	96.6	11.2	6.8	14.6	0.2
including	91.0	95.0	4.0	13.0	22.2	0.3
and	158.8	174.7	15.9	31.1	130.0	2.4

125*	256.0	289.0	33.0	2.5	13.1	0.1
including	256.0	258.2	2.2	11.3	30.2	0.1

126*	53.3	57.6	4.3	7.2	14.8	0.6

127*	28.0	49.3	21.3	3.6	18.0	0.2
including	28.0	30.2	2.2	19.0	67.5	0.2
and	42.0	44.6	2.6	5.1	46.5	0.3
and	259.0	270.0	11.0	3.6	29.5	1.0
including	262.2	266.0	3.8	8.3	72.9	2.8

128*	190.5	228.0	37.5	5.8	42.5	0.6
including	190.5	212.5	22.0	8.9	60.5	0.9
and	192.7	196.6	3.9	33.4	229.3	3.8
and	206.5	208.5	2.0	12.6	60.2	0.5

129*	155.0	232.0	77.0	3.6	39.2	0.3
including	209.1	232.0	22.9	7.9	91.1	0.6

130*	225.5	258.0	32.5	3.4	19.9	0.2
including	241.7	246.0	4.3	9.8	54.8	0.4
including	253.0	256.0	3.0	8.1	11.1	0.0

133*	181.0	211.0	30.0	3.4	51.7	0.4
including	204.0	209.6	5.6	10.4	115.2	0.8
and	304.0	319.4	15.4	2.0	21.8	0.2

134*	202.3	231.1	28.8	4.8	72.8	0.5
including	203.0	208.2	5.2	7.1	54.0	0.2
and	228.7	230.9	2.2	16.5	310.4	3.0

*	identifies drill holes 123 to 134 inclusive drilled since the previous press release of August 10, 2004.
**	length refers to core length, not true vein width
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Qualified Person / Quality Control Notes

Analyses of drill core samples were carried out by fire assay at the ALS Chemex laboratory in Santiago, Chile. The Qualified Person reviewing the technical work at Quimsacocha is Dennis Jones, P.Geo., Vice-President, Exploration at IAMGOLD, who as a result of his education, affiliation with a professional association and past relevant work experience, fulfills the requirements to be a “Qualified Person” for the purposes of NI 43-101.

Cautionary Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of IAMGOLD to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled "Risk Factors" in the Form 40-F for each company as on file with the Securities and Exchange Commission in Washington, D.C. Although IAMGOLD has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information please contact:

IAMGOLD Corporation:

Dennis Jones	or	Thomas Atkins
Vice President, Exploration		Vice President, Investor Relations
Tel: (416) 360-4721	Fax: (416) 360-4750	Toll-free: 1 888 IMG-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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DRILLHOLES
IAMGOLD 109 - 134: Table 1
135 - 145: Results Pending
Newmont/Cogema
GEOPHYSICS
Good Conductor
Intermediate Conductor
Weak Conductor
Elevated Conductivity
Silica Zone (drillholes)
698000
698500
699000
500m

Figure 1: Drillhole Location Plan (with Geophysical Conductors and Topography)

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